July 2, 2010

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4631

Washington, D.C. 20549

Attn:	Pamela A. Long, Assistant Director
Jay Ingram, Legal Branch Chief
Erin Jaskot, Staff Attorney

Re:	Green Plains Renewable Energy, Inc.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-167292

Dear Ms. Long:

We have set forth below the responses of Green Plains Renewable Energy, Inc. (“GPRE” or the “Company”) to the comments contained in the comment letter dated June 25, 2010 from the staff of the Securities and Exchange Commission (the “Staff”). The Company is concurrently filing via EDGAR Amendment No. 1 to its Registration Statement on Form S-3 (the “Registration Statement”). The Registration Statement reflects the Company’s responses to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom. To expedite your review, we are also sending you copies of the Registration Statement marked to show changes from the filing on June 3, 2010. For ease of reference, we reproduce below the comments and include under each comment the Company’s response.

General

Staff Comment:	1. We note that you are proposing to register the resale of up to 14,244,961 shares of your common stock on behalf of NTR, plc, Wilon Holdings, S.A. and Wayne B. Hoovestol. Given the size of this offering relative to the number of outstanding shares held by non-affiliates, as well as the nature of the selling shareholders, we believe this transaction might be a primary offering. Please provide us with your analysis as to why this offering is a secondary offering under Rule 415(a)(1)(i) and not an indirect primary offering under Rule 415(a)(1)(x) for which the selling shareholders should be identified as underwriters. In your analysis, you may wish to address the following factors: how long the selling shareholders have held the shared, the circumstances under which they received them, their relationship to the company, the amount of shares involved, whether they are in the business of underwriting securities, and finally, whether under all the circumstances it appears that they are acting as a conduit for the company. Please refer to Question 612.09 of the Compliance & Disclosure Interpretations for Securities Act Rules. Alternatively, please identify the selling shareholders as underwriters.

Company Response:

For the reasons set forth below, we believe that NTR plc (“NTR”), Wilon Holdings, S.A. (“Wilon”), and Wayne B. Hoovestol (“Hoovestol”) (collectively, the “Selling Shareholders”) are not, and should not be, considered “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of the Company that may be sold by the Selling Shareholders under the Registration Statement, and respectfully submit that sales by the Selling Shareholders should be considered secondary offerings under Rule 415(a)(1)(i).

In a no-action letter issued to the American Council of Life Insurance (the “ACLI No-Action Letter”), the Staff noted that underwriter status depends on all the facts and circumstances surrounding a particular transaction. In that letter, the Staff stated that an institutional investor generally should not be deemed to be an underwriter with regards to the purchase of a large amount of securities, provided that such securities are acquired from the issuer in the purchaser’s ordinary course of business and that the purchaser has no arrangement with any person to participate in the distribution of such securities. See American Council of Life Insurance, SEC No-Action Letter, publicly available May 10, 1983.

The Division of Corporation Finance’s guidance in Compliance and Disclosure Interpretation (“C&DI”) 128.04 further provides that the determination of whether a purchaser of securities is an underwriter with respect to the resale of such securities “depends on the facts and circumstances of the particular case.” In C&DI 612.09, the Staff has articulated the factors to be considered in determining whether an offering by selling shareholders is on behalf of an issuer, stating:

Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

The Selling Shareholders believe that the following analysis, applying the Staff’s guidance to the facts present in this offering, establishes that they are not acting as underwriters for the Company and that the sales by the Selling Shareholders constitute secondary offerings.

A) The period during which the Selling Shareholders have held the shares.

At the time of the consummation of this offering, NTR and Wilon will have continuously held their shares of the Company since October 15, 2008, a period of nearly two years, and Hoovestol will have held some of his shares for over four years. The Selling Shareholders’ lengthy holding period indicates that the securities were not purchased “with a view to distribution.” The recent amendments to Rule 144, which shortened the required holding period for affiliates of a reporting issuer to six months, supports the view that the length of the Selling Shareholders’ ownership evidences a long-term investment intent. In addition, many courts also have also deemed a two-year holding period sufficient to demonstrate that shares were not purchased with a view to their distribution. See, e.g., Ackerberg v. Johnson, 892 F. 2d 1328 (8th Cir. 1989). Thus, the Company believes that the Selling Shareholders have held their shares for a sufficient period of time to establish that they have held investment risk in the Company’s shares and did not acquire them with a view to distribution.

B) The circumstances under which the Selling Shareholders received the shares.

By way of background, the Company was formed in 2004 to own and operate ethanol production facilities. Hoovestol was an early investor in the Company and has served as a director since March 2006 and as Chairman of the Board since October 2008. Between January 2007 and November 2009, he also served in various executive management positions with the Company, including Chief Operating Officer, Chief Executive Officer, and Chief Strategy Officer.

Hoovestol’s Form 3 filing on April 6, 2006 reported beneficial ownership of 400,100 shares of common stock. Between April 2006 and May 2010, Hoovestol has filed reports under Section 16 and Regulation 13D-G under the Securities Exchange At of 1934, as amended, to reflect the changes in his beneficial ownership of the Company’s common stock.

On May 7, 2008, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among it, Green Plains Merger Sub, Inc., a wholly-owned subsidiary of the Company (“Merger Sub”), VBV LLC (“VBV”) and certain other parties, pursuant to which Merger Sub would be merged with and into VBV (the “Merger”), with VBV continuing as the surviving entity in the Merger. Pursuant to the terms of the Merger Agreement, each unit of VBV outstanding immediately prior to the effective time of the Merger would be as converted into the right to receive 7,498.369315 shares of the Company’s common stock (for a total of 6,748,532 shares).

As a condition to the completion of the Merger, Bioverda International Holdings Limited and Bioverda US Holdings LLC (together, the “Bioverda entities”), each of which was a wholly-owned subsidiary of NTR, entered into a Stock Purchase Agreement, dated May 7, 2008 (the “Stock Purchase Agreement”), with the Company, pursuant to which the Bioverda entities agreed to purchase from the Company, concurrently with the closing of the Merger, an aggregate of 6,000,000 shares of common stock at a purchase price of $10.00 per share, for a total purchase price of $60,000,000 in cash (the “Stock Purchase”). The purpose of this transaction was to provide working capital to the Company to help fund implementation of its business plan.

The Merger and Stock Purchase were completed on October 15, 2008 (the “Acquisition Date”).

Upon the consummation of the Merger, NTR’s holdings in VBV were converted into a total of 6,548,532 shares of the Company’s common stock, and Wilon’s holdings in VBV were converted into a total of 749,837 shares of the Company’s common stock. As of May 26, 2010, Hoovestol reported owning 958,966 shares of the Company’s common stock, including shares over which he shared voting and dispositive power with his wife.

In connection with the Merger and the Stock Purchase, the Company, the Bioverda entities, Wilon and Hoovestol entered into a Shareholders’ Agreement, dated October 15, 2008, which provides, among other things, certain rights and obligations of the parties with respect to the composition of the Company’s board of directors and voting of Selling Shareholders’ shares. Under the Shareholders’ Agreement, the Selling Shareholders have a right, collectively, to elect a majority of the Company’s board of directors. This right, obtained by the Selling Shareholders through a negotiated process, suggests that the Selling Shareholders acquired the shares as a long-term investment (with attendant investment risks) and not with a view to distribution. By virtue of the Shareholders’ Agreement, each of the Selling Shareholders may be deemed the beneficial owner of the shares acquired in the Stock Purchase. Each of the Selling Shareholders has disclaimed any such beneficial ownership except to the extent of its pecuniary interest therein.

In separate transactions that closed on October 31, 2008, the Bioverda entities sold an aggregate of 1,320,879 shares of the Company’s common stock to Wilon pursuant to the terms of a Put/Call Agreement between the parties that pre-dated the Acquisition Date.

Subsequent to the transactions described above, the Bioverda entities transferred the shares of the Company’s common stock held thereby to Greenstar North American Holdings, Inc., another wholly-owned subsidiary of NTR.

C) The Selling Shareholders relationship to the Company.

Each Selling Shareholder has had a long management relationship with the Company. NTR was the controlling shareholder of VBV, the surviving entity in the Merger.

As of March 31, 2010, the Selling Shareholders, collectively, may be deemed to be the beneficial owners of 44.9% of the Company’s outstanding common stock. Under the Shareholders’ Agreement, the Selling Shareholders have the right, collectively, to elect a majority of the Company’s board of directors. The Selling Shareholders’ significant ownership and control of the Company’s board of directors are consistent with their status as long-term investors who did not acquire the shares of the Company’s common stock with a view to distribution.

D) The amount of shares proposed to be sold by the Selling Shareholders in this offering.

The Selling Shareholders have informed the Company that they do not have any present agreement or understanding, directly or indirectly, with any person to distribute the common stock that they own. As disclosed in the “Plan of Distribution,” the Selling Shareholders may, from time to time, sell any or all of their shares of common stock on The NASDAQ Global Market or in privately-negotiated transactions, in each case subject to compliance with the Company’s insider trading policy in effect at the time of sale. These sales may be at fixed prices, prevailing market prices at the time of sale, prices related to the prevailing market prices, varying prices determined at the time of sale or negotiated prices. Each Selling Shareholder has the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it or he deems the purchase price to be unsatisfactory at any particular time. The Company will not receive any of the proceeds of the shares sold by the Selling Shareholders, if any are sold. The Selling Shareholders will act independently of the Company in making decisions regarding the timing, manner, and size of each sale. These facts again support the view that the Selling Shareholders are not acting as underwriters in this offering.

E) The Selling Shareholders are not in the business of underwriting securities.

NTR is a leading international developer and operator of renewable energy and sustainable waste management projects. NTR’s shareholdings in the Company are part of a large portfolio of long-term investments in the solar, wind, biofuels, and sustainable waste management sectors.

Wilon is a company organized under the laws of the Republic of Panama principally engaged in transacting in securities for investment purposes. Wilon is controlled by Alain Treuer, a Switzerland-based entrepreneur and venture capitalist, who has helped develop successful businesses in diverse sectors such as telecom, renewable energy, consumer goods, Internet security and biotechnology.

Hoovestol, who is a beneficial owner in his individual capacity, was an early investor in the Company and has served as a director since March 2006 and as Chairman of the Board since October 2008. Between January 2007 and November 2009, he also served in various executive management positions with the Company, including Chief Operating Officer, Chief Executive Officer, and Chief Strategy Officer.

At no time have Selling Shareholders been affiliated with or acted as brokers or dealers of securities, or been involved in the business of underwriting securities. The Selling Shareholders are not in the business of underwriting securities.

F) The circumstances do not suggest that the Selling Shareholders are acting as a conduit for the Company.

The Selling Shareholders have controlled the Company’s board of directors since 2008, have been actively involved in overseeing the management of the Company since that time, and will remain involved in overseeing management post-offering. The Selling Shareholders have informed the Company that they do not have any present agreement or understanding, directly or indirectly, with any person to distribute the common stock that they own. Each Selling Shareholder has the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it or he deems the purchase price to be unsatisfactory at any particular time. The Company will not receive any of the proceeds of the shares sold by the Selling Shareholders, if any are sold. The Selling Shareholders strongly believe that the circumstances of this offering do not suggest that they are acting as a conduit for the Company.

Selling Shareholders, page 16

Staff Comment:	2. Please disclose any position, office or other material transactions or relationships between you and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K.

Company Response:	We have added the requested disclosure on pages 16 and 17 in addition to the incorporation by reference to relevant sections of the Company’s Annual Report on Form 10-K, as amended.

Selling Shareholders, page 16

Staff Comment:	3. Please describe the transactions in which the shares offered for resale were acquired, including the dates, the number of shares purchased in each transaction, and the purchase price, if any.

Company Response:	The disclosure on pages 16 and 17 has been revised as requested.

Selling Shareholders, page 16

Staff Comment:	4. With regard to NTR, plc and Wilon Holdings, S.A., please tell us whether either of these shareholders are broker-dealers or affiliates of a broker-dealer. Please be advised that all selling shareholders who are registered broker-dealers or affiliates of broker-dealers who did not receive their securities as compensation for investment banking or similar services would be identified as underwriters. With respect to affiliates of registered broker-dealers, please disclose whether (a) the shareholder purchased in the ordinary course of business and (b) at the time of the purchase of the shares to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the shares. If you are not able to provide this disclosure on behalf of the selling shareholders, please identify the selling shareholders as underwriters.

Company Response:	Neither NTR plc nor Wilon Holdings, S.A. is a registered broker-dealer or an affiliate of a registered broker-dealer.

Selling Shareholders, page 16

Staff Comment:	5. Please disclose by name the natural person(s) who exercise voting and dispositive power with respect to the shares to be offered for resale by NTR, plc and Wilon Holdings, S.A. Please refer to Question 140.02 of the Compliance & Disclosure Interpretations for Regulation S-K.

Company Response:	The disclosure on page 16 has been revised as requested.

Undertakings, page II-2

Staff Comment:	6. It does not appear that you are relying on Rule 430A under the Securities Act in this Form S-3. Please delete the undertakings relating to Rule 430A on page II-4.

Company Response:	The undertakings have been revised as requested.

Exhibit 5.1 - Opinion of Husch Blackwell Sanders LLP

Staff Comment:	7. The legal opinion refers to the “Iowa Business Corporation Act.” Please have counsel confirm for us in writing that the reference to the Iowa Business Corporation Act includes the statutory provisions and also all applicable provisions of the Iowa Constitution and the reported judicial cases interpreting those laws currently in effect.

Company Response:	The legal opinion of Husch Blackwell Sanders LLP has been revised as requested.

Exhibit 5.1 - Opinion of Husch Blackwell Sanders LLP

Staff Comment:	8. We note that the legal opinion is limited by date and does not speak through the date of effectiveness. Counsel should revise the opinion to remove the date qualification or be advised that, if circumstances require, we may request that counsel file an opinion dated in closer proximity to the date and time of effectiveness.

Company Response:	The legal opinion of Husch Blackwell Sanders LLP has been revised as requested.

Our request for acceleration will include the requested acknowledgements. If you have any questions or comments concerning the matters discussed above, please call me at (402) 315-1629.

Very truly yours,

/s/ Michelle Mapes

Michelle Mapes
EVP – General Counsel & Corporate Secretary